Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in this Registration Statement (Form S-3) and related Prospectus of Fluence Energy, Inc. for the registration of class A common stock, preferred stock, debt securities, depositary shares, warrants, purchases contracts, and units and to the incorporation by reference therein of our reports dated November 25, 2025, with respect to the consolidated financial statements of Fluence Energy, Inc., and the effectiveness of internal control over financial reporting of Fluence Energy, Inc., included in its Annual Report (Form 10-K) for the year ended September 30, 2025, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Tysons, Virginia

May 12, 2026